TSX:IRC                                                                                 NR 06-05

                                                                                       March 10, 2006

INTERNATIONAL ROYALTY CORPORATION

REPORTS QUARTERLY AND ANNUAL RESULTS

DENVER, COLORADO – March 10, 2006 - International Royalty Corporation (TSX: IRC) (the "Company") is pleased to report its fourth quarter and full year 2005 financial results.  All figures are in United States dollars unless otherwise noted.

Summary of Quarterly / Annual Information:

($ thousands, except per share data)	Three Months Ended December 31,		Year Ended December 31,
	2005	2004	2005	2004
Statement of Operations
Royalty revenues	$ 113	$ 96	$ 425	$ 357
General and administrative	633	256	2,280	636
Stock-based compensation expense	125	-	4,992	92
Net loss for the period	(761)	(229)	(8,495)	(645)
Basic and diluted loss per share	(0.01)	(0.03)	(0.17)	(0.08)
Statement of Cash Flows
Cash flows used in operating activities	(488)	(100)	(1,789)	(161)
Cash flows used in investing activities	(20)	(73)	(129,195)	(99)
Cash flows from (used in) financing activities	(19)	867	142,908	867
Increase (decrease) in cash and cash equivalents	(527)	(694)	11,924	607

($ thousands)	December 31,
	2005	2004
Balance Sheet
Cash, cash equivalents and short-term investments	$ 14,451	$ 811
Total assets	255,165	3,502
Shareholders’ Equity	159,894	2,758

The Company reported a net loss for the quarter ended December 31, 2005 of $761,000 or $0.01 per share compared to $229,000 or $0.03 per share during the fourth quarter of 2004.  The loss for the year ended December 31, 2005 was $8,495,000 or $0.17 per share compared to a loss of $645,000 or $0.08 per share in 2004.  After excluding the non-cash stock-based compensation charge for the year of $4,992,000, the loss for the year was $3,503,000, or $0.07 per share.

On February 22, 2005, the Company completed an initial public offering (the “IPO”), raising gross proceeds of CA$162.5 million on the sale of 37,790,698 common shares of the Company.  The Company also raised an additional CA$30 million in gross proceeds through the sale of units consisting of 1,395,360 common shares of the Company and CA$30,000,000 in senior secured debentures.  The proceeds of these transactions were used for the indirect acquisition of the Voisey’s Bay royalty and other royalties as further described in the Company’s consolidated financial statements for the year ended December 31, 2005.

As required by Canadian generally accepted accounting principles, the Company recorded a component of the cost of the Voisey’s Bay royalty and to its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.   This adjustment will have no impact on either past or future cash flows of the Company.  Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering.  Details of the balance in future income taxes at December 31, 2005 is as follows:

(in thousands of US$)
Royalty interests in mineral properties	$78,239
Share issue costs	(3,112)
Net operating loss carry-forward	(2,484)
Discount on senior secured debentures	641
Other, net	(132)
$73,152

The acquisition of the Voisey’s Bay royalty has positioned the Company for significant growth in revenues and operating cash flows upon the commencement of Voisey’s Bay mine operations.  In addition, the Company has a strong cash and short-term investment position of $14.5 million and working capital of $15.9 million at December 31, 2005.

During November 2005, Inco Limited announced its first shipment of nickel concentrate from the Voisey’s Bay mine and subsequently announced production of its first finished nickel product from the Voisey’s Bay mine in early January 2006.  This schedule should result in the receipt of the Company’s first royalty payment from Voisey’s Bay during the second quarter of 2006.

On November 9, 2005, the Company granted 978,000 stock options to its directors, officers and employees.   The options have an exercise price of CA$3.75 per common share and will vest over a period of three years.

Complete financial results will be made available on SEDAR and on the Company’s website at www.internationalroyalty.com.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur and specifically IRC’s anticipation that its first royalty payment will be received during the second quarter of 2006. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the timing of Voisey’s Bay Nickel Company Limited’s booking of proceeds under applicable sales agreements.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements. You are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

Material Assumptions

IRC’s statement in this press release regarding its anticipated timing of a royalty payment is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by Inco to IRC directly, Inco’s statements in the public domain and that the terms of the applicable sales agreements for the concentrate will be consistent with statements made by Inco to IRC.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations Director: (303) 991-9500

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Edith English : eenglish@renmarkfinancial.com

Media, Cynthia Lane: clane@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com